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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1*

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              GLEASON CORPORATION

                       (Name of Subject Company (Issuer))

                         TORQUE ACQUISITION CO., L.L.C.

                                    (Bidder)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   377339106

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              GLEASON CORPORATION
                          ATTN: EDWARD J. PELTA, ESQ.
                                VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             1000 UNIVERSITY AVENUE
                                 P.O. BOX 22970
                           ROCHESTER, NEW YORK 14692
                            TELEPHONE:(716) 473-1000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION**                                         AMOUNT OF FILING FEE
                        $193,509,856                                                    $38,702

 * Pursuant to Regulation 14D, this Schedule 14D-1 constitutes an amendment to the Schedule 13D filed on December 9, 1999 by James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, the Non Exempt Trust for the benefit of James S. Gleason and Torque Acquisition Co., L.L.C.

** Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                               Not                            Filing        Not
Amount previously paid:        applicable.                    party:        applicable.
                               Not                                          Not
Form or registration no.:      applicable.                    Date filed:   applicable.

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                         (CONTINUED ON FOLLOWING PAGES)

                                     14D-1

CUSIP NO. 377339106                                            PAGE 2 OF 2 PAGES

   1     NAME OF REPORTING PERSONS
         TORQUE ACQUISITION CO., L.L.C.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (A) /X/

         (B) / /
   3     SEC USE ONLY
   4     SOURCE OF FUNDS

         AF
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT
         TO ITEM 2(E) OR 2(F)                                     / /
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
   8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

         / /
   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
  10     TYPE OF REPORTING PERSON

         OO

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 1 to the Statement on Schedule 13D originally filed on December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"),
James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relates to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company" and, together with Acquisition Company, the "Purchasers"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Gleason Corporation, a Delaware corporation, and the address of its principal executive offices is 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "THE OFFER--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by Acquisition Company. The information set forth in the Introduction, "THE OFFER--Certain Information Concerning Vestar, Acquisition Company, Merger Subsidiary and Certain Affiliates" of the Offer to Purchase and Schedule II of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years neither Acquisition Company nor, to its knowledge, any of the persons or entities listed in Schedule II of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) Not applicable.

    (b) The information set forth in the Introduction, "SPECIAL
FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions" and "SPECIAL FACTORS--Plans for the Company After the Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the Introduction and "SPECIAL FACTORS--Financing of the Transactions" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company After the Transactions" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in "SPECIAL FACTORS--Certain Effects of the Transactions" and "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--Beneficial Ownership of Common Stock," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and Schedule III of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, "SPECIAL FACTORS--Background of the Transactions," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company After the Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Financing of the Transactions" and "THE OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor," "THE OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "SPECIAL FACTORS--Financing of the Transactions" and "THE OFFER--Certain Information Concerning Vestar, Acquisition Company, Merger Subsidiary and Certain Affiliates" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) The information set forth in the Introduction, "SPECIAL FACTORS--The Merger Agreement," "THE OFFER--Certain Legal Matters" and "THE OFFER--Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "SPECIAL FACTORS--Certain Effects of the Transactions" and "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in "THE OFFER-- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated December 15, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Form of Summary Advertisement, dated December 15, 1999.

    (a)(8) Text of Press Release of the Company dated December 9, 1999.

    (b)(1) Commitment Letter, dated November 29, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., Gleason Germany Holdings GmbH, Gleason Works Holdings Limited and Bankers Trust Company.

    (b)(2) Presentation of Bear, Stearns & Co., Inc. to the Special Committee of the Board of Directors of the Company, dated December 8, 1999.

    (c)(1) Proposal Letter, dated November 29, 1999, from James S. Gleason and Torque Acquisition Co., L.L.C. to the Special Committee of the Board of Directors of Gleason Corporation.

    (c)(2) Agreement and Plan of Merger, dated as of December 8, 1999, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc. filed as Exhibit III of the Offer to Purchase filed herewith as Exhibit (a)(1).

    (c)(3) Unit Purchase Agreement, dated as of November 29, 1999, by and between Vestar Capital Partners IV, L.P. and Torque Acquisition Co., L.L.C.

    (c)(4) Form of Stockholders' Agreement, dated as of November 29, 1999, among Gleason Corporation and certain stockholders of Gleason Corporation.

    (c)(5) Letter Agreement, dated as of November 29, 1999, by and among James
           S. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(6) Letter Agreement, dated as of November 29, 1999, by and among Janis
           F. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(7) Letter Agreement, dated as of November 29, 1999, by and among David
           J. Burns, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(8) Letter Agreement, dated as of November 29, 1999, by and among John J. Perrotti, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(9) Letter Agreement, dated as of November 29, 1999, by and among Edward
           J. Pelta, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(10) Letter Agreement, dated as of November 29, 1999, by and among John
            W. Pysnack, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(11) Letter Agreement, dated as of November 29, 1999, by and among Gary
            J. Kimmet, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(12) Letter Agreement, dated as of November 29, 1999, by and among the GST Exempt Trust for the benefit of James S. Gleason under Articles Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(13) Letter Agreement, dated as of November 29, 1999, by and among the Non Exempt Trust for the benefit of James S. Gleason under Articles Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason, Torque Acquisition Co., L.L.C. and Gleason Corporation.

    (c)(14) Term Sheet for Management Subscription Agreement, dated as of November 29, 1999.

    (c)(15) Terms of New Management Option Plan, dated as of November 29, 1999.

    (c)(16) Form of Voting Trust Agreement, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., certain stockholders of Gleason Corporation and James S. Gleason, David J. Burns and Edward J. Pelta, as voting trustees.

    (c)(17) Letter, dated as of November 29, 1999, by and among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc. and James S. Gleason.

    (c)(18) Foundation Agreement, dated as of December 8, 1999, by and between Torque Acquisition Co., L.L.C. and the Gleason Foundation.

    (c)(19) Form of Severance Agreement.

    (c)(20) Form of Management Agreement, by and between Vestar Capital Partners and Gleason Corporation.

    (c)(21) Amendment, dated as of December 8, 1999, to the Rights Agreement, dated as of May 4, 1999, between Gleason Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    (c)(22) Form of Amended and Restated Certificate of Incorporation of Gleason Corporation filed as Annex B to Exhibit III of the Offer to Purchase filed herewith as Exhibit (a)(1).

    (c)(23) Form of Amended and Restated Bylaws of Gleason Corporation filed as Annex C to Exhibit III of the Offer to Purchase filed herewith as Exhibit (a)(1).

    (d)   None.

    (e)   Not applicable.

    (f)   Not applicable.

    (g)(1) Class Action Complaint filed by Melissa Marotta on December 9, 1999, in the action entitled MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC (Court of Chancery of New Castle County, Delaware).

    (g)(2) Class Action Complaint filed by Caroline Weiss on December 9, 1999, in the action entitled WEISS V. NICHOLS, ET AL, C.A. No. 17644NC (Court of Chancery of New Castle County, Delaware).

    (g)(3) Class Action Complaint filed by William Steiner on December 9, 1999, in the action entitled STEINER V. NICHOLS, ET AL, C.A. No. 17648NC (Court of Chancery of New Castle County, Delaware).

    (g)(4) Class Action Complaint filed by Aaron Brody on December 10, 1999, in the action entitled BRODY V. NICHOLS, ET AL, C.A. No. 17654NC (Court of Chancery of New Castle County, Delaware).

    (g)(5) Class Action Complaint filed by William Harper on December 10, 1999, in the action entitled HARPER V. NICHOLS, ET AL, C.A. No. 17652NC (Court of Chancery of New Castle County, Delaware).

    (g)(6) Class Action Complaint filed by Alan Freberg on December 10, 1999, in the action entitled FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC (Court of Chancery of New Castle County, Delaware).

    (g)(7) Class Action Complaint filed by James Lichtenstein on December 13, 1999, in the action entitled LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (Court of Chancery of New Castle County, Delaware).

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                                       TORQUE ACQUISITION CO., L.L.C.

                                                       By:  /s/ SANDER M. LEVY
                                                            -----------------------------------------
                                                            Name: Sander M. Levy
                                                            Title: President

                                                       /s/ JAMES S. GLEASON
                                                       ---------------------------------------------
                                                       *James S. Gleason

                                                       /s/ JANIS F. GLEASON
                                                       ---------------------------------------------
                                                       *Janis F. Gleason

                                                       /s/ DAVID J. BURNS
                                                       ---------------------------------------------
                                                       *David J. Burns

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       *John J. Perrotti

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       *John J. Perrotti,
                                                       as Custodian for Jason Perrotti under the New
                                                       York Uniform Gift to Minors Act

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       *John J. Perrotti
                                                       as Custodian for Christine J. Perrotti under
                                                       the New York Uniform Gift to Minors Act

                                                       /s/ EDWARD J. PELTA
                                                       ---------------------------------------------
                                                       *Edward J. Pelta

                                                       /s/ JOHN W. PYSNACK
                                                       ---------------------------------------------
                                                       *John W. Pysnack

                                                       /s/ GARY J. KIMMET
                                                       ---------------------------------------------
                                                       *Gary J. Kimmet

                                                       /s/ TRACY R. GLEASON
                                                       ---------------------------------------------
                                                       *Tracy R. Gleason, Successor Trustee of The GST
                                                        Exempt Trust for the benefit of James S.
                                                        Gleason under Article Third (E) of the Trust
                                                        Under Agreement dated March 8, 1989, with
                                                        Lawrence C. Gleason

                                                       /s/ TRACY R. GLEASON
                                                       ---------------------------------------------
                                                       *Tracy R. Gleason, Successor Trustee of The Non
                                                        Exempt Trust for the benefit of James S.
                                                        Gleason under Article Third (F) of the Trust
                                                        Under Agreement dated March 8, 1989, with
                                                        Lawrence C. Gleason

------------------------

*   Signatures included solely for purposes of the Amendment No. 1 to the
    Schedule 13D, dated December 9, 1999.